

September 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (203) 761-0839

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re: Startech Environmental Corporation**
> **Registration Statement on Form S-1**
> **Filed September 6, 2007**
> **File No. 333-145903**

Dear Mr. Longo:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 54

1. We note that your summary compensation table contains aspects of the new disclosure rules adopted in Securities Act Release No. 8732A, while other disclosure appearing in your Executive Compensation section contains the disclosure mandated by the rules in existence prior to the adoption of the Release.

Although compliance with the new disclosure rules is mandated for fiscal years ended after December 14, 2006, the Division has taken the position that issuers voluntarily complying with aspects of the new rules for fiscal years ended before December 15, 2006, must provide disclosure conforming to *all* of the new rules. See Question 6 to the Executive Compensation and Related Person Disclosure Transition Q&A, which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf. Accordingly, please revise your Executive Compensation disclosure to comply with each of the new disclosure rules, including:

- the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K;
- the outstanding equity awards at fiscal year-end table and option exercises and stock vested table required by paragraphs (f) and (g), respectively, to Item 402 of Regulation S-K; and
- the director compensation disclosure required by paragraph (k) to Item 402 of Regulation S-K.

Selling Securityholders, page 62

2. Please revise your selling securityholder table to reflect the number of shares you are registering for resale.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036